Exhibit (b)(2)

          July 8, 2009

Lion Holdings, Inc.,
c/o Andrew H. Baker
Life Sciences Research, Inc.
Mettlers Road, P.O. Box 2360

East Millstone, New Jersey 08875

Re:	Financing Commitment

Ladies and Gentlemen:

You have advised Anchor Sub Funding S.à.r.l. (together with any of its designated affiliates, collectively or individually, "ASF") that Lion Merger Corp., a Maryland corporation ("Newco"), formed by Lion Holdings, Inc., a Delaware corporation ("Holdings"; together with Newco, the "Companies"), (a) will acquire (the "Acquisition") all of the outstanding capital stock of Life Sciences Research, Inc., a Maryland corporation (the "Parent"; together with all of the subsidiaries of the Parent, the "Target"), and (b) concurrently therewith will merge with and into the Parent, with the Parent as the survivor of such merger (the "Merger").  Either Newco or a wholly-owned United Kingdom subsidiary of Newco ("Newco UK") as designated by Agent (as defined below) in its sole discretion and the borrowers under the Existing Financing Agreement (as defined below) will be the Borrowers, and Holdings and all other subsidiaries of Parent that are not Borrowers will be the Guarantors.  In conjunction with an equity contribution by investors to Holdings of no less than $100.1 million, we understand that the Borrowers require (a) financing, (i) to fund a portion of the purchase price of the Acquisition, (ii) to pay fees and expenses related to the financing and other transactions contemplated by this Commitment Letter, and (iii) to fund the Borrowers' other general corporate purposes, and (b) that the outstanding loans under the Financing Agreement, dated as of March 1, 2006 (as amended or otherwise modified from time to time, the "Existing Financing Agreement"), by and among the Parent and its subsidiaries, an affiliate of Progress Funding ("Funding"), as agent, and the other Lenders, continue to be outstanding.

ASF is pleased to advise you of its several (not joint) commitment (the "Commitment") to provide a portion of the senior secured financing facility to the Borrowers (the "Financing Facility") in the maximum aggregate principal amount of up to $30,000,000 substantially on the terms and conditions set forth in the Outline of Terms and Conditions attached hereto as Exhibit A (the "Term Sheet"), which Commitment shall consist of a new term loan of $10,000,000 and the roll over of the existing term loan currently held by its affiliate under the Existing Financing Agreement in the principal amount of up to $20,000,000.  The Financing Facility will consist of (a) a term loan A facility of up to $15,000,000 from new money to be funded on the Closing Date, and (b) a term loan B facility of up to $55,000,000 consisting of the aggregate principal amount of loans outstanding under the Existing Financing Agreement.  The Financing Facility will be governed by an Amended and Restated Financing Agreement (the "Financing Agreement"), by and among the Borrowers, the Guarantors, the lenders party thereto and Funding or one of its affiliates selected by Funding, as agent (the "Agent"), which will amend and restate the Existing Financing Agreement and be substantially on the terms and conditions set forth in the Term Sheet and otherwise in form and substance reasonably satisfactory to ASF (it being understood that the form and substance of the Existing Financing Agreement is satisfactory to ASF subject to the modifications described in this Commitment Letter).  For the avoidance of doubt, it is understood and agreed that the only new loan that ASF is committing to make pursuant to this Commitment Letter is a portion of Term Loan A (as defined in the Term Sheet) equal to $10,000,000.  All obligations of the Borrowers under the Financing Facility will be guaranteed by Holdings and each subsidiary of the Parent that is not a Borrower (together with Holdings, each a "Guarantor" and collectively, the "Guarantors") and secured by a first priority lien on, and security interest in, all assets of the Borrowers and the Guarantors.  The Commitment to provide any portion of the Financing Facility is subject in all respects to satisfaction of the terms and conditions contained in this commitment letter and in the Term Sheet.

You have advised ASF that the consideration for the Acquisition, together with the payment of all related fees, commissions and expenses (in an aggregate amount not in excess of $14.3 million) will not exceed $192.7 million (collectively, the "Purchase Price"), and that the Purchase Price will be financed with: (a) a new term loan A facility under the Financing Agreement in the principal amount of $15,000,000, (b) the contribution in cash and rollover of equity by Sponsor (as defined below) (the "Equity Contribution") of at least $100.1 million in the form of common equity of Holdings, and (c) either (i) Parent's cash on hand in an aggregate amount of up to $22.6 million or (ii) if such cash is not available after giving effect to the condition set forth in clause (g) under "Conditions Precedent to Closing" in the Term Sheet, the contribution in cash by Sponsor in the form of equity of Holdings in an aggregate amount of up to $22.6 million, of which up to $10 million may be preferred equity of Holdings (on terms and conditions reasonably acceptable to the Agent (it being understood that the terms and conditions last disclosed to the Agent prior to the delivery of this Commitment Letter are satisfactory to the Agent)) and the balance of which shall be common equity of Holdings.

(1)           The Commitment is on the terms and subject to the conditions set forth in this letter (this "Debt Commitment Letter"; together with the Term Sheet and all other exhibits, schedules and annexes hereto and the Term Sheet, collectively, this "Commitment Letter"). The effectiveness of this Commitment Letter is subject to the execution and delivery of a sponsor letter, dated the date hereof (the "Sponsor Letter"; together with this Commitment Letter, the "Debt Financing Letters"), by Funding and ASF, and agreed to by LAB Holdings LLC ("Sponsor").  The transactions contemplated by the Financing Facility, together with the Acquisition, the Merger and the Equity Contribution are, collectively, referred to as the "Transactions."  No party has been authorized by ASF to make any oral or written statements or representations that are inconsistent with the Debt Financing Letters.

(2)           By its execution hereof and its acceptance of the commitment contained herein, each of the Companies, on behalf of itself, the other Borrowers and the Guarantors, agrees to jointly and severally indemnify and hold harmless ASF, each other Lender and each of their respective assignees and affiliates and their respective directors, partners, members, equityholders, officers, employees and agents (each an "Indemnified Party") from and against any and all losses, claims, damages, liabilities or other expenses to which such Indemnified Party may become subject, insofar as such losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or other expenses arise out of or in any way relate to or result from, any Debt Financing Letter, the Acquisition, the Merger or the extension of the Financing Facility contemplated by this Commitment Letter, or in any way arise from any use or intended use of this Commitment Letter or the proceeds of the Financing Facility contemplated by this Commitment Letter, and each of the Companies, on behalf of itself, the other Borrowers and the Guarantors, agrees to jointly and severally reimburse each Indemnified Party for any reasonable legal or other expenses incurred in connection with investigating, defending or participating in any such loss, claim, damage, liability or action or other proceeding (whether or not such Indemnified Party is a party to any action or proceeding out of which indemnified expenses arise), but excluding therefrom all expenses, losses, claims, damages and liabilities which are finally determined in a non-appealable decision of a court of competent jurisdiction to have resulted primarily from the gross negligence or willful misconduct of the Indemnified Party.  If for any reason the foregoing indemnification is unavailable to an Indemnified Party or insufficient to hold an Indemnified Party harmless, then the Companies, the other Borrowers and Guarantors shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative economic interests of (a) the Companies, the other Borrowers and Guarantors on the one hand and (b) such Indemnified Party on the other hand in the matters contemplated by this Commitment Letter as well as the relative fault of (i) the Companies, the other Borrowers and Guarantors and (ii) such Indemnified Party with respect to such loss, claim, damage or liability and any other relevant equitable considerations.  In the event of any litigation or dispute involving any Debt Financing Letter or the Financing Facility, no Indemnified Party shall be responsible or liable to the Companies, any other Borrower, any Guarantor, or any other person or entity for any special, indirect, consequential, incidental or punitive damages (including, without limitation, any loss of profits, business or anticipated savings).  In addition, each of the Companies, on behalf of itself, the other Borrowers and the Guarantors, agrees to jointly and severally reimburse ASF for all reasonable fees, costs and expenses (collectively, the "Expenses") incurred by or on behalf of ASF in connection with (A) any due diligence, (B) the negotiation, preparation, execution and delivery of any Debt Financing Letter and any and all definitive documentation relating hereto and thereto, including, without limitation, the reasonable fees and expenses of New York, United Kingdom, Luxembourg, Cayman and other foreign counsel to Funding in connection with any of the foregoing, and (C) the enforcement of any of its rights and remedies under any Debt Financing Letter.  In addition, the Companies jointly and severally agree to pay to the ASF, for each day during the period from July 10, 2009, through and including the earlier of (I) the Closing Date, and (II) the date on which the Commitment of ASF is terminated (the "Ticking Fee Termination Date"), a nonrefundable ticking fee in an amount equal to 2.50% per annum times $10,000,000, which fee shall be payable in arrears on the Ticking Fee Termination Date.  The ticking fee shall be calculated on the basis of a 360 day year for the actual number of days elapsed.  The obligations of the Companies, on behalf of themselves, the other Borrowers and the Guarantors, under this paragraph shall remain effective whether or not definitive documentation is executed and notwithstanding any termination of this Commitment Letter.

(3)           The Commitment, the closing of the Financing Facility and the making of any loan or other extension of credit pursuant to the Financing Facility are conditioned upon satisfaction of the following conditions: (i) the negotiation, execution and delivery of definitive loan documentation consistent with the Commitment Letter and otherwise in form and substance reasonably satisfactory to ASF and its counsel (it being understood that the form and substance of the Existing Financing Agreement is satisfactory to ASF and its counsel subject to the modifications described in this Commitment Letter) (the "Loan Documents"), (ii) since March 31, 2009, there has not been any change in the financial condition, properties, assets, liabilities, business or results of operations of the Parent and its subsidiaries taken as a whole that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Agreement and Plan of Merger dated as of July 8, 2009 (the "Acquisition Agreement")), by and among Parent and the Companies, (iii) no Default (as such term is defined in the Existing Financing Agreement) under Section 9.01(a), (g) or (k) of the Existing Financing Agreement or Event of Default (as such term is defined in the Existing Financing Agreement) shall have occurred and be continuing under the Existing Financing Agreement, and (iv) the satisfaction of the conditions in the Term Sheet.  Notwithstanding anything in this Commitment Letter to the contrary, (a) the only representations and warranties relating to the Companies, the Borrowers, the Guarantors, their respective subsidiaries and their respective businesses, the accuracy of which shall be a condition to the availability of the Financing Facility on the Closing Date, shall be (I) such of the representations and warranties made by Parent in the Acquisition Agreement, to the extent that any Company shall have a right not to consummate the transactions contemplated by the Acquisition Agreement or shall have a right to terminate its obligations under the Acquisition Agreement as a result of a breach of such representations and warranties, and (II) the Specified Representations (as defined below), and (b) the terms of the Loan Documents shall be in a form such that they do not impair availability of the Financing Facility on the Closing Date if the conditions set forth herein and in the Term Sheet are satisfied.  It is understood that to the extent any Collateral (as defined in the Term Sheet) is not provided or not subject to a perfected security interest, with the priority required under the Term Sheet, in favor of the Agent under the Financing Facilities after the use of commercially reasonable efforts to do so, the provision of such Collateral or the perfection (with the required priority) of the security interest therein shall not constitute a condition precedent to the availability of the Financing Facilities on the Closing Date, but shall be delivered within 30 days after the Closing Date (subject to extensions agreed to by the Agent under the Financing Facilities) pursuant to arrangements to be agreed upon by the parties hereto acting reasonably, provided that (i) on the Closing Date the Agent shall have a perfected security interest in all assets in which a security interest may be perfected by the filing of a financing statement under the Uniform Commercial Code, and (ii) on or before the Closing Date you shall deliver, and cause to be delivered, certificates evidencing the capital stock of Companies, Borrowers and Guarantors and all foreign Borrowers and Guarantors (to the extent currently in the possession of the agent under the Existing Financing Agreement or to the extent required to be delivered under the Acquisition Agreement or otherwise delivered to a Company or any Affiliate on or before the Closing Date) (the Agent's security interests in such capital stock, together with the Agent's other security interests specified in clause (i) of this proviso, collectively, the "Closing Date Security Interests"). For purposes hereof, "Specified Representations" means the representations and warranties set forth in the Financing Agreement relating to organization, existence, power and authority, due authorization, execution, delivery, enforceability and non-contravention of the Loan Documents with organizational documents, receipt of governmental approvals necessary for execution, delivery, and performance of the Loan Documents, use of proceeds, solvency, Federal Reserve Bank margin regulations, the Investment Company Act and the validity, perfection and required priority of the Closing Date Security Interests granted in the Collateral as of the Closing Date.

(4)           Each of the Companies, on behalf of itself, the other Borrowers and the Guarantors, represents and warrants that (i) all information and other materials (excluding projections of future financial performance) concerning the Companies, any other Borrower or any Guarantor (collectively, the "Information") which has been, or is hereafter, made available by, or on behalf of, the Companies, any other Borrower or any Guarantor is at the time of delivery, or when delivered will be, when considered as a whole, complete and correct in all material respects and does not at the time of delivery, or will not when delivered, contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading and (ii) to the extent that any such Information contains projections, such projections were prepared in good faith on the basis of assumptions, methods and tests stated therein which are believed by such Company, each other Borrower and each Guarantor to be reasonable (it being understood that such projections are subject to significant uncertainties and contingencies, many of which are beyond your control, and that no assurance can be given that any particular projections will be realized).  The Companies agree that if at any time prior to the Closing Date (as defined in the Term Sheet), any of the representations in the preceding sentence would be incorrect in any material respect if the information and projections were being furnished, and such representations were being made, at such time, then the Companies will promptly supplement, or cause to be supplemented, the information and projections so that such representations will be correct in all material respects under those circumstances.

(5)           This Commitment Letter is delivered to the Companies upon the condition that:

(a)           Neither the existence of any Debt Financing Letter, nor any of their contents, shall be disclosed by the Companies or any of their respective affiliates, except (i) as may be compelled to be disclosed in a judicial or administrative proceeding (in which case, to the extent permitted by applicable law, you agree to inform ASF promptly thereof and to cooperate with ASF in securing a protective order in respect thereof in form and substance reasonably acceptable to ASF or other reliable assurance that confidential treatment will be accorded to such information that is in form and substance reasonably acceptable to ASF (any such order and assurance hereinafter referred to collectively as a "Protective Order")), (ii) as otherwise required by law (in which case, to the extent permitted by applicable law, you agree to inform ASF promptly thereof and to cooperate fully with ASF in securing a Protective Order), (iii) on a confidential and "need to know" basis and only in connection with the transactions contemplated by this Commitment Letter, solely to (A) the directors, officers, employees, advisors and agents of the Companies and (B) the directors (including any special committee of the board of directors of the Parent), officers, employees, advisors and agents of the Parent, who in each case are informed of the confidential nature of the Commitment Letter and agree to keep it confidential, and (iv) reference may be made to the Commitment Letter in, and the form of the Commitment Letter may be attached (except that any reference to the identity or location of any affiliate of ASF or any other Lender, or the equityholders, directors, officers, employees, legal counsel, advisors, accountants and other agents and representatives of any of the foregoing or of Funding or ASF (collectively, the "Representatives") shall be redacted from such disclosures unless such disclosures are made pursuant to a Protective Order, other than disclosure of the legal names only of Funding and ASF which may be made without redaction) to, any filings with the Securities and Exchange Commission (including, without limitation, any proxy statement filed by the Parent in connection with the Merger and filings required pursuant to Rule 13e-3 of the Securities Exchange Act of 1934, as amended);

(b)           Any information regarding or related to the identity or location of any affiliate of ASF or any other Lender (in each case, other than disclosure of the legal name only of Funding or ASF) and any of the Representatives of the foregoing and of Funding and ASF (collectively, the "Nondisclosable Information") shall be kept strictly confidential, and shall not be disclosed, directly or indirectly, formally or informally, by the Companies, the Borrowers, Guarantors and their respective affiliates; provided that, notwithstanding the foregoing, Nondisclosable Information may be disclosed to regulators, courts, securities exchanges (and their regulatory affiliates) or other governmental authorities to the extent that a Protective Order with respect thereto has been obtained and is in full force and effect, and the parties agree to cooperate to obtain such Protective Order.  Without limiting the generality of the foregoing, each of the Companies, on behalf of itself, the Borrowers and the Guarantors, agrees that it will obtain the prior written approval of ASF (which approval shall be given if a Protective Order with respect thereto in form and substance reasonably acceptable to ASF has been obtained and is in full force and effect) before either (i) making any filing in which reference is made to any Nondisclosable Information or (except to the extent expressly provided in the immediately preceding sentence or in paragraph 5(a)) the commitment contained herein, or (ii) releasing any public announcement in which reference is made to any Nondisclosable Information or (except to the extent expressly provided in the immediately preceding sentence or in paragraph 5(a)) to the commitment contained herein.  It is expressly understood and agreed by each Company that ASF may (in its sole discretion) by notice to Holdings terminate this Commitment Letter (subject to the survival of those provisions specified in the last sentence of paragraph 6 below) if (A) disclosure of any Nondisclosable Information (other than pursuant to a Protective Order) becomes necessary in order to effect the Acquisition, obtain shareholder or regulatory approval or otherwise proceed with any of the Transactions, in which case the parties agree that the failure to provide such Nondisclosable Information shall not be deemed to be a breach of this Commitment Letter, or (B) the identity of any of the affiliates, principals or equity holders or other Representatives of ASF (other than the disclosure of the legal name only of ASF) is disclosed by the Sponsor, any Company, any Borrower, any Guarantor or any of the affiliates, officers, directors, employees, counsel or agents of the foregoing (other than any disclosures made pursuant to a Protective Order); and

(c)           Each Company acknowledges that ASF and its affiliates may now or hereafter provide financing or obtain other interests in other companies in respect of which such Company or its affiliates may be business competitors, and that ASF and its affiliates will have no obligation to provide to such Company or any of its affiliates any confidential information obtained from or in respect of such other companies.

(6)           The offer made by ASF in this Commitment Letter shall expire, unless otherwise agreed by ASF in writing, at 5:00 p.m. (New York City time) on July 9, 2009, unless prior thereto ASF has received signed copies (by facsimile or other electronic transmission) of (a) the Acquisition Agreement, (b) the equity commitment letter from the Sponsor to Holdings, with respect to the Equity Contribution, (c) this Commitment Letter, signed by the Companies accepting the terms and conditions of this Commitment Letter, and (d) the Sponsor Letter, signed by Sponsor.  All obligations of ASF in this Commitment Letter shall expire at the earliest of (i) 5:00 p.m. (New York City time) on December 8, 2009, unless prior thereto, definitive loan documentation shall have been agreed to in writing by all parties and the conditions set forth therein shall have been satisfied, (ii) the closing of the Acquisition and Merger without the use of the financing proposed hereunder, (iii) the termination of the Acquisition Agreement or the abandonment of the Merger, and (iv) the termination of this Commitment Letter pursuant to paragraph 5.  Notwithstanding anything herein to the contrary, the Companies' obligation to pay all amounts in respect of indemnification and Expenses and paragraphs 5, 6, 7 and 9 shall survive termination of this Commitment Letter.

(7)           This Commitment Letter shall not be assignable by you without the prior written consent of ASF (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, create any rights in favor of, or impose any obligations or commitments on, any person other than the parties hereto, and may not be relied upon or enforced by any other person.

(8)           ASF hereby notifies the Companies that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the "Act") and other applicable law relating to money laundering and terrorist financing, ASF may be required to obtain, verify and record information that identifies the Companies and each other Borrower and Guarantor, which information includes the name and address of the Companies and each other Borrower and Guarantor and other information that will allow ASF to identify the Companies and each other Borrower and Guarantor in accordance with the Act and such other applicable law.  This notice is given in accordance with the requirements of the Act and is effective for ASF.

(9)           The Debt Financing Letters, (i) supersede all prior discussions, agreements, commitments, arrangements, negotiations or understandings, whether oral or written, of the parties with respect thereto, (ii) shall be governed by the law of the State of New York, (iii) shall be binding upon the parties and their respective successors and assigns, (iv) may not be relied upon or enforced by any other person or entity, and (v) may be signed in multiple counterparts and delivered by facsimile or other electronic transmission, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.  The parties hereby incorporate by reference the Dispute Resolution Provision attached hereto as Exhibit B, and agree to be bound by the terms thereof.  Each of the parties hereto hereby irrevocably waives trial by jury in any action, suit or proceeding (whether based on contract, tort or otherwise) arising out of or relating to any Debt Financing Letter, any transaction contemplated by any Debt Financing Letter and any action of ASF or any of its affiliates in the negotiation, performance or enforcement of any Debt Financing Letter. A Debt Financing Letter may be amended, modified or waived only in a writing signed by each of the parties hereto.  Notwithstanding anything to the contrary herein or in any other Debt Financing Letter, in no event shall ASF, any other Lender or any other Indemnified Party have any liability whatsoever to the Parent or any of its subsidiaries under any Debt Financing Letter, whether under contract law, in tort or otherwise.

[Remainder of Page Intentionally Left Blank.]

Should the terms and conditions of the offer contained herein meet with your approval, please indicate your acceptance by signing and returning a copy of this Commitment Letter to ASF.

Very truly yours,

Anchor Sub Funding S.à.r.l.

By: ___________________________
Name:
Title:

Agreed and accepted on this
___ day of July 2009:

Lion Holdings, Inc.

By: _____________________________
Name:
Title:

Lion Merger Corp.

By: _____________________________
Name:
Title:

Exhibit A

Outline of Terms and Conditions for Financing Facility

This Outline of Terms and Conditions is part of the commitment letter, dated July 8, 2009 (the "Debt Commitment Letter"), addressed to Lion Holdings, Inc., a Delaware corporation ("Holdings"), Lion Merger Corp., a Maryland corporation ("Newco"; together with Holdings, the "Companies") by Anchor Sub Funding S.à.r.l. ("ASF") and is subject to the terms and conditions of such Debt Commitment Letter.  Capitalized terms used herein shall have the meanings set forth in such Debt Commitment Letter unless otherwise defined herein.

Borrowers:
Either Newco or a wholly-owned United Kingdom subsidiary of Newco ("Newco UK") (as selected by the Agent in its sole discretion) and the borrowers under the Existing Financing Agreement.  Newco will be merged with and into the Parent on the Closing Date.

Guarantors:	Holdings and other subsidiaries of Parent that are not Borrowers

Agent:	Progress Funding or one of its affiliates selected by it

Term Loan Amount:
A term loan facility in an aggregate principal amount of up to $70,000,000 (the "Total Term Loan Amount"), consisting of (a) a senior secured term loan A of up to $15,000,000 from new money to be funded on the Closing Date (the "Term Loan A") and (b) a senior secured term loan B of up to $55,000,000 (the "Term Loan B"; together with Term Loan A, collectively the "Term Loans") consisting of the aggregate principal amount of loans outstanding under the Existing Financing Agreement.

Use of Proceeds:
The proceeds of Term Loan A shall be disbursed to either Newco or Newco UK (as selected by the Agent in its sole discretion) and used to (i) fund a portion of the purchase price of the Acquisition, (ii) provide for other general corporate purposes of the Borrowers, and (iii) pay fees and expenses related to the Transactions.  The outstanding loans under the Existing Financing Agreement shall not be repaid on the Closing Date but shall instead remain outstanding under the Financing Agreement as Term Loan B.

Lenders:
(i) ASF and/or one or more of its affiliates or nominees and (ii) other lenders designated by the Agent and reasonably acceptable to Holdings.  The identity and location of any affiliate of ASF, the other lenders or any affiliates of the foregoing (in each case, other than the disclosure of the legal names only of Funding and ASF) will be kept strictly confidential by Borrowers, Guarantors and their affiliates as required by paragraph 5 of the Debt Commitment Letter.

Interest Rates:
Amounts outstanding under the Term Loans will bear interest at a rate of fifteen percent (15.00%) per annum.  In the absence of an event of default, at the option of the Borrowers, a portion of the interest on each Term Loan equal to 3.00% per annum (the "PIK Interest") may be capitalized on each interest payment date and added to the outstanding principal amount of such Term Loan.  Such additional principal amount shall bear interest at the same rate as is otherwise applicable to such Term Loan and such principal amount shall be due and payable on the Maturity Date for such Term Loan.  The remainder of such interest will be paid in cash.  Interest will be calculated based upon a year of 360 days and actual days elapsed and will be payable monthly in arrears.

If any Event of Default shall occur and be continuing, interest shall accrue at a rate per annum equal to three percent (3.00%) in excess of the rate of interest otherwise in effect.

Term:
The maturity of the Term Loan A will be thirty months from the Closing Date (the "Term A Scheduled Maturity Date").  The maturity of the Term Loan B will be thirty-six months from the Closing Date (the "Term B Scheduled Maturity Date"; together with the Term A Scheduled Maturity Date, each a "Scheduled Maturity Date").

Amortization:	The Term Loan A will be repaid in quarterly installments of $1,500,000. All unpaid principal will be payable in full on the Term A Scheduled Maturity Date.

The Term Loan B will be payable in monthly installments of $250,000, commencing with the earlier of (i) the end of the first month occurring after the Term Loan A has been repaid in full and (ii) the end of the thirtieth month after the Closing Date.  All unpaid principal will be payable in full on the Term B Scheduled Maturity Date.

Lenders shall have the option to decline all or any amortization payments of any Term Loan as set forth in the Existing Financing Agreement.

Mandatory Prepayments:
Same as set forth in the Existing Financing Agreement, except that (a) proceeds from Dispositions and Extraordinary Receipts (each as defined in the Existing Financing Agreement) up to $10,000,000 in the aggregate will be permitted to be reinvested in the Borrowers' business within 180 days of receipt so long as no Default or Event of Default shall have occurred and be continuing and such proceeds are deposited in a Control Agreement (as defined in the Existing Financing Agreement), (b) no mandatory prepayment with proceeds from any common equity issuance will be included, and (c) no excess cash flow prepayment will be included.  Any prepayment of the Term Loans shall be applied against (i) first, to reduce on a pro rata basis the remaining installments of principal of Term Loan A, and (ii) second, to reduce on a pro rata basis the remaining installments of principal of Term Loan B.  Lenders shall have the option to decline all or any prepayments of any Term Loan as set forth in the Existing Financing Agreement.

Optional Prepayments:
The Borrowers may prepay any Term Loan, in whole at any time or in part from time to time, subject to the payment of the Applicable Payment Premium referred to below.  Optional prepayments shall be applied to reduce on a pro rata basis the remaining installments of principal of a Term Loan.

Prepayments in General:
Any prepayment shall be accompanied by the payment of (i) accrued and unpaid interest (including all accrued PIK Interest allocable to such principal that has not been capitalized) on the principal amount prepaid that has accrued through the date of prepayment, and (ii) in the case of Term Loan B, the Deferred Term Loan B Fee and the Applicable Payment Premium.  Any principal amount of a Term Loan which is repaid or prepaid may not be reborrowed.

Closing Cost Reimbursement:
The Borrowers agree that the Borrowers will pay in cash to the Agent (for the ratable benefit of the Lenders) on the Closing Date a nonrefundable closing cost reimbursement in an amount equal to two percent (2.00%) of the Total Term Loan Amount, which shall be earned in full on the Closing Date.

Deferred Term Loan B Fee:
In consideration for the execution and delivery of the applicable Financing Agreement by the Lenders, the Borrowers agree that the Lenders will have fully earned on the Closing Date an additional closing fee (the "Deferred Term Loan Fee") equal to two percent (2.00%) of the Term Loan B. The Deferred Term Loan B Fee shall be paid on (i) each and every date that any optional or mandatory prepayment of principal of the Term Loan B shall be received by Agent (including any mandatory prepayment upon any debt issuance or any asset disposition, but excluding any mandatory prepayment upon receipt of proceeds of insurance and condemnation awards), and (ii) the maturity date of the Term Loan B (including, without limitation, by reason of the acceleration of Term Loan B), in each case in an amount equal to 2.00% times the principal amount of the Term Loan B so received.  For the avoidance of doubt, no Deferred Term Loan B Fee shall be payable in connection with regularly scheduled amortization payments of the Term Loan B (other than the payment of principal of Term Loan B due on the Term B Scheduled Maturity Date, at which time the Deferred Term Loan B Fee shall be due and payable).

Applicable Payment Premium:
Upon (i) any optional or mandatory prepayment of Term Loan B (including any mandatory prepayment upon any debt issuance or any asset disposition, but excluding any mandatory prepayment upon receipt of proceeds of insurance and condemnation awards) and (ii) the maturity date of Term Loan B (including, without limitation, by reason of the acceleration of Term Loan B), the Borrowers shall pay to the Agent (for the ratable benefit of the Lenders) the Applicable Payment Premium, measured as of the date of such prepayment or payment (it being understood and agreed that no Applicable Payment Premium shall be payable in respect of the payment of a regularly scheduled installment of principal of Term Loan B).  For purposes of this section, "Applicable Payment Premium" means, as of any date of determination, an amount equal to (a) during the twelve month period from and after the Closing Date, 2.00% times the principal amount of the Term Loan B paid or prepaid, (b) during the period from and including months thirteen through twenty-four, 1.00% times the principal amount of the Term Loan B paid or prepaid, and (c) during the period from and including month twenty-five until payment in full, zero (it being understood and agreed that the Applicable Payment Premium is a nonrefundable fee that shall be earned in full on the Closing Date and shall be payable under any and all circumstances, including, without limitation, if an Event of Default exists at the time payment is made).

Collateral Management Fee:	A monthly collateral management fee of $20,000, payable on the Closing Date and monthly in advance thereafter, which shall be earned in full and nonrefundable on the date such fee is due and payable.

Warrants:
On the Closing Date, Holdings shall issue to the Lenders (or any nominee or designee selected by such Lenders) (for their ratable benefit) new warrants to purchase 4.5% in the aggregate of the Common Stock of Holdings on a fully diluted basis, at an exercise price of $0.01 per share.  The Warrants shall be immediately detachable and shall include customary anti-dilution (it being understood that the anti-dilution provisions will not apply to issuances of securities for fair market value or greater), voting, registration, tag-along, drag-along, first right to offer and other customary shareholder rights reasonably acceptable to the Agent (it being understood that the terms and conditions last disclosed to the Agent prior to the delivery of this Commitment Letter are satisfactory to the Agent), provided that such holders shall be passive investors and shall not be entitled to board representation.  The anti-dilution provisions applicable to the Warrants shall at no time be less favorable to the holder thereof than those accorded by Holdings to any other person that holds warrants as of the Closing Date (it being understood that, notwithstanding the foregoing, the anti-dilution provisions will not apply to issuances of securities for fair market value or greater).  The Warrants shall be exercisable for a period of ten years.

Currency:	All amounts of the Financing Facility funded on the Closing Date shall be denominated in U.S. dollars.

Expenses:
Borrowers agree to reimburse each Lender for such Lender's reasonable out-of-pocket costs and expenses relating to this financing transaction, including, without limitation, reasonable out-of-pocket search fees, filing and recording fees, reasonable attorneys' fees, costs and expenses (including, without limitation, NY, UK, Luxembourg, Cayman and other foreign counsel to each Lender but not to exceed one such counsel in each jurisdiction), and financial examination and collateral appraisal fees and expenses (other than financial examination and collateral appraisal fees and expenses incurred prior to the Closing Date) (collectively, "Expenses"), regardless of whether any Term Loan is made.  Borrowers will pay on demand these Expenses.

Collateral:
The Term Loans will be secured by a perfected, first priority security interest in all now owned or hereafter acquired property and assets of each Company, each Borrower and each Guarantor, including, without limitation, stock and equity interests, including bank accounts, chattel paper, documents, instruments, copyrights, trademarks, and patents and related rights, general intangibles, deposit accounts, cash and cash equivalents, and investments, including, without limitation, interests in all of the stock of wholly-owned subsidiaries, subject (in the case of the Loan Parties referred to in the Existing Financing Agreement) to the limitations set forth in the Existing Financing Agreement. In addition, to the extent reasonably required by Agent, after the Closing Date Agent shall receive such third party agreements or consents as Agent may reasonably require.

Representations and Warranties:
Substantially the same as set forth in the Existing Financing Agreement (it being understood and agreed that the truth, completeness and accuracy of the representations and warranties set forth in the Financing Agreement, including, without limitation, non-contravention of the Loan Documents with law or material contracts, will not constitute a condition to the availability of the Financing Facility on the Closing Date (other than the Specified Representations), but will constitute an Event of Default (unless any such breach of a representation or warranty, if capable of being cured, is fully cured within 30 days after the Closing Date) under the Financing Agreement).

Covenants:
Substantially the same as set forth in the Existing Financing Agreement, provided that (i) a covenant will be added requiring that the Borrowers shall at all times have Qualified Cash of at least $15,000,000, and (ii) other financial covenants will be reset at mutually agreeable levels based on the Projections.

Events of Default:	Substantially the same as set forth in the Existing Financing Agreement.

Financial Reporting:	Substantially the same as set forth in the Existing Financing Agreement.

Conditions Precedent to Closing:	The obligation of each Lender to make any Term Loan in connection with the Financing Facility shall be subject only to the following conditions precedent:

a)
Amendments to existing leasehold mortgages in form and substance satisfactory to Agent (it being understood that, to the extent any such amendments are not provided on the Closing Date after your use of commercially reasonable efforts to do so, the delivery of such amendments shall not constitute a condition precedent to the availability of the Financing Facility on the Closing Date but shall be required to be delivered after the Closing Date pursuant to arrangements to be mutually agreed).

b)
Opinions from U.S. and foreign counsel to each Borrower and Guarantor as to such customary closing matters as Agent and its counsel may reasonably request (including, without limitation, an opinion from foreign counsel with respect to the validity and perfection of Agent's Closing Date Security Interests).

c)	Execution and delivery of the Loan Documents (including customary certificates and closing documentation) and the satisfaction of the conditions precedent contained herein.
d)
The Equity Contribution shall have been made and Holdings or Newco shall have received the proceeds thereof which, together with the proceeds on the Closing Date from Term Loan A and either (i) Parent's cash on hand in an aggregate amount of up to $22.6 million or (ii) if such cash is not available after giving effect to the condition set forth in clause (g) below, the contribution in cash by Sponsor in the form of equity of Holdings in an aggregate amount of up to $22.6 million, of which up to $10 million may be preferred equity of Holdings (on terms and conditions reasonably acceptable to the Agent (it being understood that the terms and conditions last disclosed to the Agent prior to the delivery of this Commitment Letter are satisfactory to the Agent)) (the "Preferred Equity Contribution") and the balance of which shall be common equity of Holdings (the "Additional Common Equity Contribution"), shall be sufficient to consummate the Acquisition and the Merger, including the payment of the Purchase Price, and to pay all fees, costs and expenses then payable in respect of the Transactions.  The Sources and Uses of Funds for the consummation of the Transactions is attached hereto as Schedule I.  Holdings and Newco shall have no indebtedness or preferred stock outstanding (other than the preferred equity issued in respect of the Preferred Equity Contribution and indebtedness under the Financing Agreement).  Parent and its subsidiaries shall have no Specified Indebtedness (as defined below) outstanding other than (w) the Financing Facility, (y) the indebtedness under the Alconbury Leases (as defined in the Existing Financing Agreement) and (z) other Specified Indebtedness in an amount not to exceed $4.5 million in the aggregate.  The terms and conditions of all such equity (including the terms and conditions of any rollover equity from existing equity holders of the Parent) shall be reasonably satisfactory in form and substance to the Agent (it being understood that the terms and conditions last disclosed to the Agent prior to the delivery of this Commitment Letter are satisfactory to the Agent).  The term "Specified Indebtedness" means all items constituting Indebtedness under clauses (i), (ii), (iii), (v), (vi), (vii) and (ix) (but limited in the case of clause (ix) to guarantees of items otherwise constituting Specified Indebtedness as defined herein) of the definition of "Indebtedness" in the Existing Financing Agreement.

e)
The Acquisition Agreement (together with all schedules, exhibits and attachments thereto, collectively the "Definitive Acquisition Documents") shall be satisfactory to the Agent (it being understood that the draft Definitive Acquisition Documents received by the Agent at 6:15 pm on July 8, 2009, are satisfactory to the Agent), and the satisfaction of the conditions precedent contained therein.  The Definitive Acquisition Documents shall be in full force and effect on the Closing Date.  The Acquisition shall have been consummated, or shall be consummated concurrently with the funding of the Financing Facility, in accordance with applicable law and the Definitive Acquisition Documents, in each case without any material amendment, modification or waiver thereof (as reasonably determined by the Agent) without the prior written consent of the Agent.

f)
On the Closing Date, no Default (as such term is defined in the Existing Financing Agreement) under Section 9.01(a), (g)  or (k) of the Existing Financing Agreement or Event of Default shall have occurred and be continuing under the Existing Financing Agreement.

g)
Qualified Cash of the Loan Parties (as such terms are defined under the Existing Financing Agreement) as of the Closing Date (after giving effect to the Transactions) shall be no less than $20,000,000.

h)
All reasonable and documented out-of-pocket costs, fees, expenses (including reasonable and documented out-of-pocket legal fees, costs and expenses and, if applicable, title premiums, survey charges and recording taxes and fees, but excluding financial examination and collateral appraisal fees and expenses incurred prior to the Closing Date) and other compensation and amounts contemplated by the Debt Financing Letters payable to the Agent, the Lenders or any of their respective affiliates, shall have been paid to the extent due.  You shall have complied in all material respects with all of your other covenants, agreements and obligations under the Debt Financing Letters that are required to be performed prior to the Closing Date and the Debt Financing Letters shall be in full force and effect.  All of your representations and warranties in paragraph 3 of the Debt Commitment Letter shall be true and correct on the date hereof and on the Closing Date.

i)	The conditions set forth in paragraph 3 of the Commitment Letter shall have been satisfied.

Assignability:	Substantially the same as set forth in the Existing Financing Agreement.

Voting:	Substantially the same as set forth in the Existing Financing Agreement.

Cash Management:	Substantially the same as set forth in the Existing Financing Agreement.

Agent's Counsel:	US counsel and UK counsel designated by the Agent

Governing Law:
New York.  Customary provisions with respect to the jurisdiction of New York courts, service of process, waiver of jury trial and currency conversion substantially the same as set forth in the Existing Financing Agreement.

Closing Date:
The date on which all of the Loan Documents are executed and delivered by the Loan Parties, the Agent and the Lenders and all other applicable conditions precedent are satisfied or waived and the Acquisition, the Merger and the Equity Contribution have been consummated, which date shall not be later than December 8, 2009 (the "Closing Date").

Indemnification
Borrowers agree to indemnify and hold harmless each Lender and Agent, their assignees and affiliates and their directors, partners, members, officers, employees and agents (each an "Indemnified Party") from and against any and all losses, claims, damages, liabilities or other expenses arise out of or in any way relate to or result from, the Acquisition, the Merger, any Debt Financing Letter and any proposed term loan, to which such Indemnified Party may become subject, regardless of whether any Term Loan is made, except for any such losses, claims, damages, liabilities or other expenses that are finally determined in a non-appealable decision of a court of competent jurisdiction to have directly resulted from the gross negligence or willful misconduct of such Indemnified Party.

Loan Documentation
Except as provided herein, the Financing Agreement for the proposed term loan will be in form similar to the Existing Financing Agreement.  It is understood and agreed that certain definitions, representations and warranties, covenants, events of default and other provisions of the Financing Agreement will contain customary qualifications and modifications to address the transactions contemplated by this Commitment Letter (e.g., change of control will be modified, and negative covenant against transactions with affiliates will be modified to permit payment of certain management fees, subject to execution and delivery of a management fee subordination agreement, absence of any Default or Event of Default and other customary limitations), subject to the reasonable mutual agreement of the parties. Without limiting the generality of the foregoing, it is understood and agreed that to the extent that all or any portion of the  Preferred Equity Contribution is made on the Closing Date, then the Financing Agreement will include a basket to permit dividends in an aggregate amount equal to the Preferred Equity Contribution and a yield to be agreed upon, subject to the satisfaction of the following conditions: (i) both before and immediately after such dividend, no Default or Event of Default shall then exist, (ii) both before and immediately after such dividend, Qualified Cash of the Subsidiaries of Parent shall be no less than $20,000,000, (iii) to the extent accounts payable of the Loan Parties shall not be current, such accounts payable shall reduce dollar for dollar the Qualified Cash of the Subsidiaries of the Parent and (iv) no repurchase, redemption or dividend shall occur or be made more frequently than quarterly and may be made during the 30-day period following receipt by the Lenders of financial statements and a compliance certificate in respect of the immediately preceding fiscal quarter (but in any event after any scheduled installment of principal in respect of such period) and a notice that such repurchase, redemption or dividend shall occur.

Schedule I

Sources and Uses of Funds

Sources and Uses of Funds - $8.50 per Share ($ in millions)
Sources		Uses
Existing Senior Debt	$55.0	Net Purchase Price of Equity 2	$123.4
Plus: Increase in Senior Debt	$15.0	Refinance Senior Debt	$55.0
Total Senior Debt	$70.0	Est. Transaction Fees/Expenses3	$14.3

LAB Holdings LLC	$100.1
Total Equity Commitment	$100.1
Excess Cash / Preferred and Common Equity1	$22.6		__________
Total Sources	$192.7	Total Uses	$192.7

1. As of 3/31/09 the Company has $38.0MM of cash on hand.  Assumes at least $18MM in excess cash available for transaction ($20MM cash at close).  If at Closing cash on hand is less than $42.6 MM, then Sponsor may contribute up to $22.6 MM of additional equity to fund such shortfall, of which $10 MM may be preferred equity of Holdings and the balance shall be common equity of Holdings.
2.  Includes net purchase of options and warrants
3.  Transaction fees/expenses covers estimated financing/advisory fees, due diligence costs, legal expenses, proxy costs and other.

Exhibit B

Dispute Resolution Provision

This paragraph, including the subparagraphs below, is referred to as the "Dispute Resolution Provision."  This Dispute Resolution Provision is a material inducement for the parties entering into the Debt Commitment Letter.

(a)           Any controversies or claims between the parties, whether arising in contract, tort or by statute, including, without limitation, controversies or claims that arise out of or relate to: (i) any Debt Financing Letter (including any amendments or modifications); or (ii) any document related to any Debt Financing Letter (collectively a "Claim"), shall be resolved exclusively through this Dispute Resolution Provision.  For the avoidance of doubt, it is understood and agreed that this Dispute Resolution Provision shall NOT apply to the Existing Financing Agreement, any "Loan Document" (as defined in the Existing Financing Agreement), the Financing Agreement or any of the Loan Documents referred to therein, or to any controversy or claim arising between the parties with respect to such agreements.

(b)           At the request of any party to this agreement, any Claim shall be resolved by binding arbitration in accordance with the Federal Arbitration Act (Title 9, U.S. Code) (the "Act").  The Act will apply even though each Debt Financing Letter provides that it is governed by the law of the State of New York.

(c)           Arbitration proceedings will be determined in accordance with the Act, the then-current rules and procedures for the arbitration of financial services disputes of the American Arbitration Association or any successor thereof ("AAA"), and the terms of this Dispute Resolution Provision.  In the event of any inconsistency, the terms of this Dispute Resolution Provision shall control.  If AAA is unwilling or unable to (i) serve as the provider of arbitration or (ii) enforce any provision of this arbitration clause, ASF and Holdings may designate another arbitration organization with similar procedures to serve as the provider of arbitration.  ASF and Holdings agree to negotiate in good faith to designate another arbitration organization, provided that if ASF and Holding do not agree on another arbitration organization or such arbitration organization is unwilling or unable to serve as the provider of arbitration or enforce any provision of this clause within 30 days of such determination by AAA, then either party may in its discretion pursue its Claim in a federal or state court located within the City of New York (and each party hereby consents to the jurisdiction and venue of any such court).

(d)           The arbitration shall be administered by AAA and conducted, unless otherwise required by law, in New York City.  All Claims shall be determined by one neutral arbitrator; however, if Claims exceed Five Million Dollars ($5,000,000), upon the request of any party, the Claims shall be decided by three arbitrators.  All arbitration hearings shall commence within ninety (90) days of the demand for arbitration and close within ninety (90) days of commencement and the award of the arbitrator(s) shall be issued within thirty (30) days of the close of the hearing.  However, the arbitrator(s), upon a showing of good cause, may extend the commencement of the hearing for up to an additional sixty (60) days.  This provision for arbitration shall be specifically enforceable by the parties and the decision of the arbitrator(s) in accordance herewith shall be final and binding on the parties and there shall be no right of appeal therefrom, except in accordance with the provisions of the Federal Arbitration Act, 9 U.S.C. § 1, et seq.  The arbitrator(s) shall be instructed to adhere to and be bound by the terms of this Agreement (including, without limitation, provisions relating to confidentiality) and New York law and may not limit, expand or otherwise modify the terms of any Debt Financing Letter.  The arbitrator(s) shall provide a concise written statement of reasons for the award.  The arbitration award may be submitted to any court having jurisdiction to be confirmed and have judgment entered and enforced.

(e)           The arbitrator(s) will give effect to statutes of limitation in determining any Claim and may dismiss the arbitration on the basis that the Claim is barred. For purposes of the application of any statutes of limitation, the service on AAA under applicable AAA rules of a notice of Claim is the equivalent of the filing of a lawsuit.  Any dispute concerning this arbitration provision or whether a Claim is arbitrable shall be determined by the arbitrator(s).  The arbitrator(s) shall have the power to award legal fees pursuant to the terms of the Debt Financing Letters.